
                                                                                                           ------------------------
                                                             UNITED STATES                                       OMB APPROVAL
                                                   SECURITIES AND EXCHANGE COMMISSION                      ------------------------
                                                         WASHINGTON, D.C.  20549                           OMB Number:    3235-0101
                                                                                                           Expires: August 31, 2003
                                                                                                           Estimated average burden
                                                                                                           hours per response...2.0
                                                                FORM 144/A
                                                                                                           ------------------------
                                                                                                           ------------------------
                                                                                                               SEC USE ONLY
                                                                                                           ------------------------
                                                                                                           ------------------------
                                                    NOTICE OF PROPOSED SALE OF SECURITIES                  DOCUMENT SEQUENCE NO.
                                            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                           ------------------------
                                                                                                           CUSIP NUMBER
ATTENTION:  TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER PLACING AN ORDER
            WITH A BROKER TO EXECUTE SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET MAKER.
                                                                                                            -----------------------
----------------------------------------------------------------------------------------------------------  WORK LOCATION
1(a)  NAME OF ISSUER (PLEASE TYPE OR PRINT)             (b)  IRS IDENT. NO.      (c)  SEC FILE NO.

      Storage Computer Corporation                           02-0450593               1-13616               ------------------------
------------------------------------------------------------------------------------------------------------------------------------
1(d)  ADDRESS OF ISSUER             STREET              CITY           STATE               ZIP CODE         (e) TELEPHONE NO.
                                                                                                            ------------------------
                                                                                                            AREA CODE       NUMBER
      11 Riverside Drive                                Nashua           NH                03062              603          880-3005
------------------------------------------------------------------------------------------------------------------------------------
2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b)  IRS IDENT. NO  (c)  RELATIONSHIP   (d)  ADDRESS STREET      CITY     STATE    ZIP CODE
     THE SECURITIES ARE TO BE SOLD                               TO ISSUER
                                                                                     Styne House, Upper Hatch Street
     RGC International Investors, LDC                             None               Dublin 2 Ireland
------------------------------------------------------------------------------------------------------------------------------------
              INSTRUCTION:  THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER
                                                         AND THE S.E.C. FILE NUMBER.
------------------------------------------------------------------------------------------------------------------------------------
3(a)                (b)                       SEC USE ONLY  (c)            (d)          (e)           (f)             (g)
    Title of           Name and Address of    ------------     Number of      Aggregate    Number of     Approximate     Name of
    the Class          Each Broker Through                     Shares or      Market       Shares or     Date of Sale    Each
    of Securities      Whom the Securities    Broker-Dealer    Other Units    Value        Other Units   (See Instr.     Securities
    To Be Sold         are to be Offered or   File Number      To Be Sold     (See Instr.  Outstanding   3(f))           Exchange
                       Each Market Maker                       (See Instr.    3(d))        (See Instr.  (MO DAY YR)     (See Instr.
                       who is Acquiring the                    3(c))                       3(e))                         3(g))
                       Securities
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         Source Trading
                     30 Buxton Farm Rd.
                     Suite 135                                                                            10/03/02 and
                     Stamford, CT 06905                         555,875         $173,321    22,167,325     thereafter       AMEX
------------------------------------------------------------------------------------------------------------------------------------
                     BTrade
                     1633 Broadway
                     New York, NY 10019
------------------------------------------------------------------------------------------------------------------------------------
                     Salomon Smith Barney
                     390 Greenwich Ave.
                     New York, NY 10013
------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:
1.  (a)  Name of issuer                                    3.  (a)  Title of the class of securities to be sold
    (b)  Issuer's I.R.S. Identification Number                 (b)  Name and address of each broker through whom the securities
    (c)  Issuer's S.E.C. File number, if any                        are intended to be sold
    (d)  Issuer's address, including zip code                  (c)  Number of shares or other units to be sold (if debt securities,
    (e)  Issuer's telephone number, including area code             give the aggregate face amount)
                                                               (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
                                                               (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.  (a)  Name of person for whose account the securities       (f)  Approximate date on which the securities are to be sold
         are to be sold                                        (g)  Name of each securities exchange, if any, on which the
    (b)  Such person's I.R.S. identification number,                securities are intended to be sold
         if such person is an entity
    (c)  Such person's relationship to the issuer
         (e.g., officer, director, 10% stockholder,
         or member of immediate family of any of the
         foregoing)
    (d)  Such person's address, including zip code

          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                                TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

{MI849293;1}                                                                                                    SEC 2039 (LBI 9-00)

Page 2 of 2

                                                      TABLE I -- SECURITIES TO BE SOLD

                       FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE SECURITIES TO BE SOLD
                  AND WITH RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER CONSIDERATION THEREFOR:

------------------------------------------------------------------------------------------------------------------------------------
                                                                Name of Person from Whom      Amount of
     Title of       Date you       Nature of Acquisition        Acquired (If gift, also       Securities     Date of   Nature of
     the Class      Acquired       Transaction                  give date donor acquired)     Acquired       Payment   Payment
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        10/31/00       Conversion of Series C       Storage Computer Corporation   555,875       10/31/00    Cash
                                   Convertible Preferred Stock





------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: 1.   If the securities were purchased and full
                   payment therefor was not made in cash at
                   the time of purchase, explain in the table
                   or in a note thereto the nature of the
                   consideration given.  If the consideration
                   consisted of any note or other obligation,
                   or if payment was made in installments
                   describe the arrangement and state when the
                   note or other obligation was discharged in
                   full or the last installment paid.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                            TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

                     FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER SOLD DURING THE PAST 3 MONTHS
                                       BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Amount of
         Name and Address of Seller         Title of Securities Sold      Date of Sale        Securities Sold     Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
RGC International Investors, LDC                  Common Stock                                      0                  0
Styne House, Upper Hatch Street
Dublin 2 Ireland







------------------------------------------------------------------------------------------------------------------------------------
REMARKS: This Amendment amends the Form 144 initially filed on October 3, 2002.

INSTRUCTIONS:                                                   ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.    THE PERSON FOR WHOSE ACCOUNT THE SECURITIES TO WHICH THIS NOTICE
Information is to be given not only as to the person for whose  RELATES ARE TO BE SOLD HEREBY REPRESENTS BY SIGNING THIS NOTICE
account the securities are to be sold but also as to all other  THAT HE DOES NOT KNOW ANY MATERIAL ADVERSE INFORMATION IN REGARD
persons included in that definition.  In addition, information  TO THE CURRENT AND PROSPECTIVE OPERATIONS OF THE ISSUER OF THE
shall be given as to sales by all persons whose sales are       SECURITIES TO BE SOLD WHICH HAS NOT BEEN PUBLICLY DISCLOSED.
required by paragraph (e) of Rule 144 to be aggregated with
sales for the account of the person filing this notice.

                                                                     RGC International Investors, LDC
                                                                     By: Rose Glen Capital Management, LP
                                                                            By: RGC General Partner Corp.

                   October 4, 2002                                  By: /S/ STEVEN B. KATZNELSON
    --------------------------------------------------                  -------------------------------------------------------
                   DATE OF NOTICE                                       By: Steven B. Katznelson
                                                                        Its: Managing Director

------------------------------------------------------------------------------------------------------------------------------------
    ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
------------------------------------------------------------------------------------------------------------------------------------

{MI849293;1}                                                                                                     SEC 2039 (LBI 9-00)
